UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 36022 / March 17, 2026

In the Matter of   :
                                                             :
THE GABELLI DIVIDEND & INCOME TRUST   :
THE GABELLI PREFERRED & INCOME TRUST   :
GABELLI FUNDS, LLC   :
                                                             :
One Corporate Center   :
Rye, New York 10580-1422   :
                                                             :
(812-15876)   :
                                                             :

ORDER UNDER SECTION 17(b) OF THE INVESTMENT COMPANY ACT OF 1940 FOR
AN EXEMPTION FROM SECTION 17(a) OF THE ACT AND UNDER SECTION 17(d) OF
THE ACT AND RULE 17d-1 THEREUNDER

Gabelli Dividend & Income Trust, The Gabelli Preferred & Income Trust and Gabelli Funds,
LLC filed an application on August 11, 2025 and an amendment on December 18, 2025,
requesting an order under section 17(b) of the Investment Company Act of 1940 ("Act") for an
exemption from section 17(a) of the Act, and under section 17(d) of the Act and rule 17d-1
thereunder permitting certain joint transactions.

On February 18, 2026, a notice of the filing of the application was issued (Investment Company
Act Release No. 35960). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that the terms of the proposed transactions, including the consideration
to be paid or received, are reasonable and fair and do not involve overreaching on the part of any
person concerned, and that the proposed transactions are consistent with the policy of each
registered investment company concerned and with the general purposes of the Act.

It is further found that participation by each registered investment company in the proposed joint
transactions is consistent with the provisions, policies and purposes of the Act, and are not on a
basis different from or less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under section 17(b) that the application for an exemption from section 17(a) is hereby granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 17(d) and rule 17d-1, that the application to permit certain joint transactions is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.